

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

Via Facsimile
Jeffrey J. O'Neill
President and Chief Executive Officer
Einstein Noah Restaurant Group, Inc.
555 Zang Street, Suite 300
Lakewood, CO 80228

> **Re:** **Einstein Noah Restaurant Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2012**
> **Filed March 2, 2012**
> **File No. 001-33515**

Dear Mr. O'Neill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 10

1. In future filings, please revise the last three sentences of the introductory paragraph to clarify all material risks have been discussed in this section.   If a risk is not deemed material, it should not be referenced in this section.

We have single suppliers and vendors for many of our key, page 13

2. We note that "[you] have only one supplier for many of [y]our key products." In future filings, please include a chart or similar graphical presentation in your Business section identifying the single source supplier and the "key products" referenced in this risk factor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief